UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  March 19, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: March 19, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: March 18, 2012
12-13-TR

Teck and China’s Ministry of Agriculture sign Agreement
to Promote Zinc Fertilizer

Beijing, China - Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) and the National Agricultural Technology Extension Service Center of the Ministry of Agriculture of China (NATESC) announced today that they have signed an agreement to demonstrate and promote  zinc fertilizer use in China.

Zinc deficiency is a worldwide problem that has serious impacts on agricultural production and human health. Over 450,000 children around the world die every year as a result of zinc deficiency. In China, sixty percent of arable land is classified as zinc-deficient, with critical conditions in many dry areas. Zinc deficient soil can result in stunted crop growth and the inefficient uptake of essential nutrients.

“As one of the world’s largest producers of zinc, Teck is committed to raising awareness about the devastating impacts of zinc deficiency and helping solve this global health issue,” said Don Lindsay, President and CEO of Teck. “Working with NATESC we can increase the use of zinc fertilizers in China to significantly improve crop yields, reduce zinc deficiency and ultimately improve human health.”

NATESC in partnership with the International Zinc Association has already conducted over 40 field trials of zinc fertilizer in China which have demonstrated increases in crop yields and have brought positive economic returns to farmers.

The Teck and NATESC partnership will build on this work by providing a total of $500,000 in matching funds from both Teck and NATESC to conduct up to a further 50 field trial demonstration projects and promote widespread education on the benefits of zinc fertilizer.

“We are delighted to be working together with Teck, and hope that further trial and demonstration will guide farmers to use zinc fertilizer, lead fertilizer producers to develop zinc fertilizer products, cultivate and strengthen the zinc fertilizer industry, and promote the production and application of zinc fertilizer to meet the demands of Chinese agricultural production. Zinc fertilizer will become an important section in developing water-saving agriculture, fertilizer recommendation program and development strategy of fertilizer producers,” said NATESC Director General Li Tieshen. “Based on our initial field trial results, our program is already oversubscribed by provinces and regions excited to take part.”

Teck’s Zinc and Health program is focused on raising awareness about and reducing cases of zinc deficiency around the world.  Some of Teck’s partners include the International Zinc Association, UNICEF, Free the Children, the Micronutrient Initiative and the Government of Canada.

About Teck:
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides our approach to business.  We are building partnerships and capacity to confront sustainability challenges within the regions in which we operate and at the global level. As one of the world’s largest producers of zinc, Teck is committed to raising awareness about, and helping solve the global health issue of zinc deficiency.  Our Zinc and Health program includes partnerships with UNICEF, Free the Children, The Micronutrient Initiative, the Government of Canada and other organizations.  To learn more about Teck’s Zinc and Health program visit www.zincsaveslives.com.  Teck is headquartered in Vancouver, Canada, and its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About NATESC:
National Agro-Tech Extension & Service Center (NATESC) is a governmental organization affiliated to the Ministry of Agriculture. The major responsibilities of NATESC are to introduce, field-test, demonstrate and extend the important technologies (such as crop cultivation, soil improvement, scientific fertilization, water-saving agriculture, pest management and safe-use of pesticides technologies) and improved varieties nationwide; to execute plant quarantine management of national agriculture, regional testing of national crop varieties; to organize monitoring and prediction of crop pest occurrence dynamic and farmland soil moisture content; to carry out quality supervision and testing of seeds, soil and fertilizers in nationwide; to guide establishment of national crop production technology extension system and occupation skill appraisal; to implement related key programs, information release and occupation standard establishment (revise) of crop production; to organize international exchanges and cooperation programs for crop production; and to guide operation of the affiliated associations.

Media Contacts: Emily Hamer Senior Communications Specialist Tel. +1 604.699.4306 E-mail: emily.hamer@teck.com

MacLean Brodie
Senior Consultant, Ogilvy Public Relations
Tel. +86 010 8520 6168
E-mail: maclean.brodie@ogilvy.com